

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

November 1, 2006

Via Fax & U.S. Mail

Mr. Brian R. Schaefgen
Chief Financial Officer
Ambassadors International, Inc.
1071 Camelback Street
Newport Beach, CA 92660

> **Re: Ambassadors International, Inc.**
> **Form 10-K for the year ended December 31, 2005**
> **Form 10-Q for the period ended June 30, 2006**
> **File No. 000-26420**

Dear Mr. Schaefgen:

We have reviewed your response letter dated October 20, 2006 and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended December 31, 2005

Note 9 – Income Taxes, page 51

1. Refer to our previous comment 10. From your disclosure it appears that a portion of the decrease in valuation allowance was due to an increase in the forecasted revenues from contracts renewed or finalized during the fourth quarter of 2005. If our understanding is correct, please revise your disclosure to so state.

2. As a related matter, we note that the majority of the reduction in valuation allowance ($519,000 of $858,000) is resultant from your acquisition of BellPort, and that the $519,000 relates to the acquisition of reversing deferred tax liabilities. Supplementally explain to us why the change in ownership of BellPort did not affect the existence of these items, and why you feel these reversals are able to offset income from other sources. Specifically, it is unclear from your current disclosure whether BellPort is considered a separate tax-paying entity from your other operations.

Form 10-Q for the Quarterly Period Ended June 30, 2006

Item 1. Financial Statements

Note 2. Business Acquisitions and Investments, page 7

3. In your response to our prior comment 13, you refer to the pro forma financial statements filed in Exhibit 99.4 of your Form 8-K/A on 7/21/06. Please supplementally explain why the historical income statements of Ambassadors International for the six months ended June 30, 2006 do not agree to the historical balances presented for the company in the Pro Forma Condensed Combined Statement of Operations on page 5 of the Exhibit.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, page 14

Passenger Ticket Revenue and Cruise Onboard and Other Revenues, page 15
4. From your response to our previous comment 17 we note that the historical treatment of travel insurance premiums differs from your current treatment, and that only the historical treatment of immediate recognition is reflected in your current disclosure.

We understand that, historically, you earned a commission from insurance carriers from the sale of trip insurance policies. You recognized this commission immediately upon sale of the policy because the insurance risk was borne by the insurance policies. We further understand that you now record the transaction at gross, although it appears that you continue to earn only a mark up on the policy and a third party appears to bear the risk, just as before. Please explain, in greater detail, how your actual business practices have changed and why you believe that this change in accounting policy is appropriate. Cite your basis in GAAP for reporting revenue at gross in these circumstances. We may have further comment on your response.

Liquidity and Capital Resources, page 21

5. It appears from your response to our previous comment 21 that, in the July 21, 2006 transactions, you acquired 100% of the outstanding stock of NTAC from NTC, thereby acquiring a 100% indirect interest in Bellingham Marine; in conjunction with the transaction, it appears that NTAC directed the transfer of 49% of the outstanding stock of Bellingham Marine to AMG in satisfaction of certain debt obligations, leaving you with a 51% interest through NTAC and a 49% interest through AMG thereby yielding a potential 25% ownership of Bellingham Marine if the option is exercised by NTC (the seller). If our understanding is correct, please revise your disclosure to so state. If our understanding is not correct, please clarify.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amy Geddes at 202-551-3304 or Margery Reich at 202-551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief